Exhibit 21.1

Exscientia plc*

List of Subsidiaries

Subsidiary	Jurisdiction
Exscientia Inc.	Delaware
Exscientia Ventures I, Inc.	Delaware
RE Ventures I, LLC	Delaware
Exscientia KK	Japan
Kinetic Discovery Ltd	Scotland
Alphaexscientia Beteiligungs GmbH	Austria
Exscientia AI Limited	Scotland

*Following the completion of the corporate reorganization described in the prospectus that forms a part of the registration statement to which this list of subsidiaries is an exhibit.